UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   1  )*

Nabors Industries Ltd.
(Name of Issuer)

Common Shares, $.05 par value per share
(Title of Class of Securities)

G6359F137
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Hushang Ansary
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0[1]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%[1,2]
12	Type of Reporting Person (See Instructions) IN

[1]	Does not include 60,000 Common Shares of Nabors Industries, Ltd. (the “Common Shares”) indirectly held by Ennia Caribe Holding N.V., an entity in which Mr. Ansary indirectly owns a controlling equity interest and any other Common Shares indirectly held by Ennia Caribe Holding N.V. See Item 4. Were these 60,000 Common Shares included as being beneficially owned by Mr. Ansary, (i) the total number of Common Shares over which Mr. Ansary would have shared voting power and shared dispositive power would increase to 60,000, (ii) the aggregate number of Common Shares beneficially owned by Mr. Ansary would increase to 60,000 and (iii) the percent of class of Common Shares beneficially owned by Mr. Ansary would increase to 0.82%.

[2]	The ownership percentages included in this Schedule 13G are based on 7,294,015 Common Shares of Nabors Industries Ltd. outstanding (excluding 1,090,003 Common Shares held by its subsidiaries), as of October 31, 2020, as reported in Nabors Industries Ltd.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

Item 1 (a)	Name of Issuer Nabors Industries Ltd.
Item 1 (b)	Address of Issuer's Principal Executive Offices: Crown House Second Floor 4 Par-la-Ville Road Hamilton, HM 08 Bermuda
Item 2 (a)	Name of Person Filing: Hushang Ansary

Item 2 (b)	Address of Principal Business Office: c/o Parman Enterprises LLC 1000 Louisiana, Suite 3700 Houston, TX 77002
Item 2 (c)	Citizenship: United States of America
Item 2 (d)	Title of Class of Securities: Common Shares, $.05 par value per share

Item 2 (e)	CUSIP Number: G6359F137
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4

Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of the cover sheet for Mr. Ansary.

Mr. Ansary holds directly no Common Shares.

Mr. Ansary owns a controlling equity interest in Parman International B.V., a private investment company organized under the laws of Curacao (“Parman International”) and, indirectly, in Parman International's wholly-owned subsidiary Ennia Caribe Holding N.V. , a private company organized under the laws of Curacao (together with its various direct and indirect subsidiaries, the "ECH Group"). Pursuant to legal proceedings related to certain members of the ECH Group instituted in Curacao (and related proceedings in New York) that are being contested by Parman International, among other things, neither Mr. Ansary nor Parman International has the ability, directly or indirectly, to take any action with respect to the disposition of, or voting with respect to, any shares of Common Stock held by any member of the ECH Group. A brokerage account statement filed in connection with the proceedings referenced above indicates that 60,000 Common Shares are held by a member of the ECH Group. Inasmuch as, pursuant to the proceedings referenced above, neither Mr. Ansary nor Parman International has ability, directly or indirectly, to take any action with respect to the disposition of, or voting with respect to, any Common Shares held by any member of the ECH Group, neither Mr. Ansary nor Parman International has beneficial ownership of any Common Shares held by any member of the ECH Group. Had the proceedings referenced above not been instituted, Mr. Ansary would be, and Parman International and Ennia Caribe Holding N.V. may be, deemed to be the beneficial owners of such 60,000 Common Shares and of any other Common Shares held by any member of the ECH Group..

Item 5

Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6	Ownership of More than 5 Percent on Behalf of Another Person: See Item 4.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.
Item 9	Notice of Dissolution of Group: Not applicable.
Item 10

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2021	Hushang Ansary

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary